Mail Stop 0306


May 18, 2005


Via Facsimile and U.S. Mail

Mr. Christopher J. Eperjesy
Chief Financial Officer
Twin Disc Incorporated
1328 Racine Street
Racine, Wisconsin 53403

	Re: 	Twin Disc Incorporated
		Form 10-K for the fiscal year ended June 30, 2004
		Forms 10-Q for the fiscal quarters ended September 30, 2004, December 31, 2004, and March 31, 2005
      SEC File No. 1-07635


Dear Mr. Eperjesy:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements - Page 23

Revenue Recognition - Page 21

1. Please tell us and revise future filings to disclose how you recognize revenue. That is, in addition to your current disclosure regarding general revenue recognition criteria, you should explain how those criteria specifically apply to the company in determining the timing and amount of revenue to recognize.

Note R. Contingencies - Page 37

2. We note in your legal proceedings disclosure on page 3 that you are a defendant in several product liability suits and these claims are "either adequately covered by appropriate liability insurance" or deemed not material. If material, please amend to include all of the disclosures required by SAB Topic 5Y concerning product liability claims. Otherwise, please provide these disclosures in future filings or tell us why the disclosures are not required.
3. Please note that it is generally not appropriate to offset a claim for recovery that is probable of realization against a probable contingent liability because the conditions for offsetting specified in FIN 39 are not met. Please tell us whether or not you record accruals related to contingent liabilities based on the guidance in
SFAS 5 on a gross basis before consideration of any insurance proceeds.
4. A statement that the contingency is not expected to be material does not satisfy the requirements of paragraph 10 of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant`s securities. In that case, you should either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. See SFAS
5 and SAB Topic 5:Y. Please revise future filings to comply.


Exhibits 31a and 31b

5. We note that the certifications filed as Exhibits 31a and 31b to your Form 10-K were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Refer to Part II.B.4 of Release No. 8124. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K. Please similarly revise your September 30, 2004, December 31, 2004 and March
31, 2005 Forms 10-Q.


Form 10-Q for the quarter ended September 30, 2004

Item 4. Controls and Procedures - Page 9

6. We note your disclosure that your chief executive officer and chief financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your
quarterly report.  Please amend your filing to disclose
management`s
conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, available on our website at
www.sec.gov/rules/final/33-
8238.htm. Please similarly revise your December 31, 2004 and March 31, 2005 Forms 10-Q.
7. We note your disclosure that "there were no significant changes in
the Company`s internal controls for financial
reporting....subsequent
to the date of such evaluation." Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August
13, 2003. Please similarly revise your December 31, 2004 and March 31, 2005 Forms 10-Q.


*    *    *    *

      As appropriate, please amend your June 30, 2004 10-K,
September
30, 2004 10-Q, December 31, 2004 10-Q and March 31, 2005 10-Q and
respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
551-
3624 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 551-3327.



							Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. Christopher J. Eperjesy
Twin Disc Incorporated
May 18, 2005
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